

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 18, 2006

Mr. John S. Rego
Executive Vice President and
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

> **Re: Vonage Holdings Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 8, 2006**
> **File No. 333-131659**
>
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed May 8, 2006**
> **File No. 0-51497**

Dear Mr. Rego:

　　We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1

General

1. As we discussed with your counsel on May 12, 2006, it appears that:

  - the "blast" voice mail that the company sent to its customers on May 8, 2006, informing them of the directed share program;

- the email that the company sent to its customers on May 8, 2006, informing them of the directed share program and which the company filed on EDGAR as a free writing prospectus on May 8, 2006; and
- the directed share program website at www.vonageipo.com, which the company activated on or around May 8, 2006, and filed on EDGAR as a free writing prospectus on May 8, 2006,

are free writing prospectuses that were not accompanied or preceded by the company's prospectus, as required by Rule 433. In this regard, we note that the hyperlink contained in the email and the first page of the directed share program website (from which a reader could access a detailed FAQ section) led to the Commission's website at www.sec.gov and not directly to the company's prospectus. In addition, it appears the voice mail was not accompanied or preceded by a prospectus in accordance with Rule 433. See Sections III.D.3.b.iii.(C)(1)(a) and III.D.3.b.iii.(F)(2)(a)(i) of Release No. 33-8591 (December 1, 2005), regarding the feasibility of using broadly disseminated free writing prospectuses in registered offerings by non-reporting issuers. Furthermore, we note that the voice mail did not contain the Rule 433(c)(2)(i) legend advising people to read the prospectus and where they can obtain a copy of the prospectus and other documents.

We have received your correspondence dated May 17, 2006 in response to our May 12 telephone call, during which we requested that you provide us an analysis as to why these written communications do not raise concerns under Section 5 of the Securities Act and proposed disclosure about these communications for inclusion in the prospectus. Please provide us with further correspondence that analyzes any potential violations arising out of the blast voice mail sent to Vonage customers, as your letter only addressed the email and directed share program website. Additionally, and without necessarily agreeing with the analysis contained in your letter, please revise the proposed disclosure to address the website and voice mail communications, the facts and circumstances surrounding the potential violations that give rise to the Section 5 concern and the possible ramifications of these potential violations. Also delete the inappropriate phrase "…since the policies and objectives of the Securities Act were not violated …."

2. Please delete the various statements appearing on your directed share program website at www.vonageipo.com that require prospective investors to represent that they read the prospectus and understood various risks and open the prospectus before preceding to register, as such statements may constitute inappropriate waivers of liability.

Financial Statements

Note 13. Stock Split, page F-49

3. Please refer to our prior comment 15. We understand that you will be filing an amendment to give effect to the reverse stock split, which will take place prior to effectiveness of this registration statement. Accordingly, please update the auditors' reports and related consents as appropriate. Also, revise the last sentence on page 4 of the prospectus and

elsewhere to state, if true, that the reverse stock split will occur prior to effectiveness.

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: James S. Scott, Sr., Esq.
        Shearman & Sterling LLP
        Fax: (646) 848-7702